Mail Stop 3561

September 23, 2008

Douglas A. Scovanner
Executive Vice President, Chief Financial Officer,
and Chief Accounting Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re:** **Target Corporation**
> **Annual Report on Form 10-K for the Year Ended February 2, 2008**
> **Filed March 13, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **File No. 1-06049**

Dear Mr. Scovanner:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of…

1. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating

performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, in your Gross Margin Rate subsection, you state that you expect your gross margin rate to decrease modestly from 2007. In future filings, please discuss the reason or reasons that you believe your gross margin rate will to decrease modestly in 2008. As another example, in your Credit Card Contribution subsection, you state that you believe that your Earnings Before Taxes yields "will likely remain at industry-leading levels, although not likely fully achieving the record levels set in 2007, especially in the first half of the year." Please discuss the reason or reasons for this belief.

2. In this subsection, you discuss the changes in operations and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should contemplate making:

    - You state that your comparable-store sales growth in 2007 was primarily attributable to growth in average transaction amount. Also, you state that comparable-store sales growth in 2006 was attributable to growth in average transaction amount and the number of transactions in comparable stores. Please discuss the reason or reasons underlying the period-to-period growth in the average transaction amount in 2007 and the period-to-period growth in average transaction amount and in the number of transactions in comparable stores in 2006. Further, please quantify the effect on comparable-store sales of the growth in average transaction amount and in the number of transactions in comparable stores in 2006.

    - You state that your year-end gross receivables for 2007 increased 28.5% from $6,711 million in 2006 to $8,624 million in 2007, and this "growth was driven by many factors, including a product change from proprietary Target Cards to higher-limit Target Visa cards for a group of higher credit-quality Target Card Guests and the impact of an industry-wide decline in payments." Please quantify the effect of each factor on your 28.5% increase of year-end gross receivable for 2007. Also, please discuss the underlying cause or causes of each factor.

Item 15. Exhibits and Financial Statement Schedules

Exhibits (31)A and (31)B

3. Please note that you must include exact wording of the certifications required by
    Item 601(b)(31) of Regulation S-K. In this regard, it appears that you have
    omitted the parenthetical in paragraph 4.d of the certifications. In future filings,
    please use the exact wording of the certifications provided in Item 601(b)(31) of
    Regulation S-K.

Exhibit (99)A

4. In future filings, please revise your risk factor sub-captions so that they provide a
    succinct description of the risk that you discuss in the text of the full risk factor.
    See Item 503(c) of Regulation S-K. For example, instead of captioning the risk
    factor, "Competitive Pressures," use a caption that describes the competition risk
    that you discuss in that risk factor.

5. Your risk factors section should be a discussion of the most significant and
    material factors that make your securities speculative or risky. See Item 503(c) of
    Regulation S-K. In future filings, please thoroughly revise this section so that you
    include all of the risks that are material and significant to you in a clear and
    concise manner and remove any sub-section or element of a discussion within a
    risk factor that is unnecessary. For example, please separate the bullet point risks
    that you include in your "Other Factors" risk factor and create new risk factors if
    those risks are material and significant to you. If any risk you disclose in the
    bullet points is not material or significant to you, please remove it from this
    section or tell us why it is not appropriate for you to do so. As another example,
    please revise your "Store Expansion Plans" risk factor so that it clearly coveys the
    risk to you. As a further example, please remove the second paragraph of your
    "Credit Card Operations" risk factor or tell us why it is not appropriate for you to
    do so.

6. In future filings, please remove any qualifying language that could imply that you
    have not included all of the risks that are significant and material to you. For
    example, in the second paragraph of your risk factors section, you state that the
    risk factors you include are "not the only ones" you face, and in the last paragraph
    of this section, you state that the list of "important factors" you include "is not
    exclusive."

7. You should place all of your risk factors in context so your readers can understand
    the specific risks as they apply to you. See SEC Release No. 33-7497. You
    should not present risks that are generic or contain boilerplate language that could
    apply to any issuer or their securities. We believe a discussion of risks in generic

terms does not tell your readers how the risks may affect their investment in you. In future filings, please revise your risk factors section so that each risk is unique to your circumstances and does not contain any discussion of boilerplate or generic risks. See Item 503(c) of Regulation S-K. For example, you state that the competition of the retail industry is a risk to you. Please revise this risk factor to include a discussion of how this risk is particular to you and affects you and your securities in a manner that is not necessarily shared with all other companies in your industry.

Definitive Proxy Statement on Schedule 14A

Certain Relationships, page 13

8. In future filings, if written, please file all related party contracts as exhibits or confirm for us that they all have been filed. See Item 601(b)(10) of Regulation S-K.

9. In future filings, please discuss whether the $335,000 in fees you paid to the two companies for consulting and maintenance services in which the brother of John D. Griffith has a direct or indirect interest was similar to the amount you would have paid unaffiliated third parties.

Policy on Transactions with Related Persons, page 13

10. You state that you have a written policy that requires the board or a designated committee of the board to approve or ratify all related party transactions required to be disclosed pursuant to our rules. Also, you state that the audit committee has general responsibility for reviewing these transactions, but that the compensation committee will conduct this review if the matter involves employment of an immediate family member. Further, you state that the full board reviews ordinary course of business transactions in which directors have an interest as part of the board's annual director independence review. In future filings, please describe in greater detail your policy and any other policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Executive and Director Compensation, page 17

Compensation Discussion and Analysis, page 17

11. In future filings, please clarify whether the compensation committee has formalized any procedures regarding grants of stock options.

Roles of Compensation Committee, Management and Consultants, page 18

12. In future filings, please clarify whether your chief executive officer met with representatives of Semler Brossy Consulting Group, LLC or Hewitt Associates, LLC regarding his compensation or the compensation of other named executive officers and identify the members of management with whom these consultants work, if any. Also, please describe in greater detail the nature and scope of the consultants' assignments and the material elements of the instructions or directions given to these consultants regarding the performance of their duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

13. We note your disclosure that the compensation committee of the board directors administers the compensation of your executive officers. In future filings, please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Key Performance Measures and Performance Goals, page 21

14. We note that you have not provided a quantitative discussion of the terms of the targets to be achieved for your named executive officers to earn short-term incentive and bonus payments. Please tell us whether you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. If disclosure of the performance-related factors would cause competitive harm, in future filings, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

Grants of Plan-Based Awards in Fiscal 2007, page 30

15. In footnote 5 to your table, you state that the grant date fair value for stock options and performance share units was determined pursuant to FAS 123R. In future filings, please disclose also in a footnote the grant date fair value of the option awards. See Item 402(k)(2)(iv) of Regulation S-K.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director